December 28, 2010

Gary L. Granik, Esq.
Stroock & Stroock & Lavan LLP
180 Maiden Lane
New York, New York 10038

Re: O'Connor Multi-Strategy Fund of Funds
        File Nos. 333-170913 and 811-22500

Dear Mr. Granik:

        We have reviewed the registration statement on Form N-2 for O'Connor Multi-Strategy Fund of Funds filed with the Commission on December 1, 2010, in connection with the registration of shares of its beneficial interests. Based upon our review of the registration statement, we have the following comments. For convenience, we generally organized our comments using headings and defined terms from the registration statement.

Prospectus

Cover Page

Investment Portfolio

1. Disclosure states that the Fund will invest through registered and unregistered Investment Funds, but may also invest directly pursuant to investment advisory agreements that grant the Investment Managers discretionary investment authority on a managed account basis. Please inform us whether these investment advisory arrangements will be subject to the provisions of Section 15 of the Investment Company Act of 1940.

Summary of Fund Expenses

2. Disclosure provides that the Fund may engage in "short sales." Please confirm that the fee table will include, as an expense, an estimate of dividends paid on the Fund's short sale transactions. **See** AICPA Audit and Accounting Guide: Investment Companies, Paragraph 7.93.j (May 2010).

<u>Statement of Additional Information</u>

Fundamental Policies

3. The penultimate fundamental policy provides that the Fund will not invest more than 25% of the value of its total assets in the securities of any single industry. The final sentence of the fundamental policy states that the Fund may invest in Investment Funds that may concentrate their assets in one or more industries. In our view, although the Fund may invest in Investment Funds which concentrate, the Adviser and the Fund may not ignore the concentration of the underlying Investment Funds when determining whether the Fund is in compliance with its own concentration policy. For example, in our view, it would be a violation of the Fund's concentration policy for the Fund to invest all its assets in Investment Funds that concentrate in a particular industry or group of industries. Please add disclosure indicating that the Fund will consider the concentration of underlying Investment Funds when determining compliance with its concentration policy.

Board Composition and Leadership Structure

4. Please revise the disclosure to describe briefly the Fund's leadership structure, including whether the chairman of the board is an interested person of the Fund as defined in Section 2(a)(19) of the Investment Company Act of 1940. Disclose further why the Fund has determined that its leadership structure is appropriate given the specific characteristics or circumstances of the Fund. **See** Item 18.5(a) of Form N-2.

<u>General Comments</u>

5. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

6. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

7. If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective, in reliance on Rule 430A under the Securities Act, please identify the omitted information to us, preferably before filing the final pre-effective amendment.

8. Please advise us if you have submitted or expect to submit exemptive applications or no-action requests in connection with your registration statement.

9. Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

10. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the fund and its management are in possession of all facts relating to the fund's disclosure.

Notwithstanding our comments, in the event the fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
· the fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

*   *   *   *   *

Please direct any questions you may have regarding the filing or this letter to me at 202.551.6956.

Sincerely,

Brion R. Thompson
Senior Counsel